AMERICAN INTERNATIONAL INDUSTRIES, INC.

(OTCBB: “AMIN”)

601 Cien St., Suite 235, Kemah, TX 77565-3077

Tel: (281) 334-9479 Fax: (281) 334-9508

email: amin@americanii.com

www.americanii.com

November 21, 2013

William Demarest

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F. Northeast Street

Washington, D.C.  20549

RE:          American International Industries, Inc.

Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2012

Filed April 16, 2013 and September 5, 2013

File No. 1-33640

Dear Mr. Demarest:

This letter is in response to the staff’s letter dated November 18, 2013 to American International Industries, Inc., regarding adjusted/revised disclosure to be made in our future Exchange Act reports. Our response and adjusted/revised disclosure to each of the staff’s comments is set forth below. For your convenience, we have copied the headings and each of the comments in your letter immediately preceding our response.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Selling, General and Administrative, page 31

1. We note your response to comment 1 from our letter dated October 23, 2013.  Please tell us the basis for your accounting for the 146,000 shares issued to a related party in exchange for property, citing the guidance you relied on.

RESPONSE:

In accordance with ASC 805-50-30-5, common control transactions by the receiving entity are initially measured at their carrying amounts in the accounts of the transferring entity at the date of the transfer.  For example, transactions involving the transfer of an asset (such as a building) are accounted for by the receiving entity at historical carrying values.  In addition, we have observed that when related parties are involved, the SEC generally will not permit the recognition of gain in the transferor's financial statements or a step-up in basis on the transferee's books for sales or transfers of long-lived assets. The fair value of the common stock transferred by the Company exceeded the historical carrying value of the property which was received by the Company.  In accordance with ASC 505, the measurement of the share-based transaction is based on the fair value of the more reliable of the equity instrument issued or the goods and services received.  The Company determined that the fair value of the equity issued was more reliably measured than the property received.  The Company recorded the difference between the carrying value of the property received and the fair value of the equity issued as share-based compensation.

Note 6 – Real Estate Held for Sale, page 50

2. We note your response to comment 4 from our letter dated October 23, 2013.  Please tell us the details of the third party appraisal performed on February 11, 2013, including the valuation methodologies used as well as how the valuation of each individual condominium unit compared to its carrying value.

RESPONSE:

The third party appraiser prepared the appraisal of the condominium units using market value as defined per the Financial Institution Reform, Recovery Enforcement Act of 1989 (FIRREA), effective August, 1990.  Per FIRREA, “market value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: (1) Buyer and seller are typically motivated: (2) Both parties are well informed or well advised, and acting in what they consider their own best interests; (3) A reasonable time is allowed for exposure in the open market; (4) Payment is made in terms of cash in U.S. Dollars or in terms of financial arrangements comparable thereto; and (5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concession granted by anyone associated with the sale. Adjustments to the comparable must be made for special or creative financing or sales concessions. No adjustments are necessary for those costs which are normally paid by sellers as a result of tradition or law in a market area; these costs are readily identifiable since the seller pays these costs in virtually all sales transactions. Special or creative financing adjustments can be made to the comparable property by comparisons to financing terms offered by a third party institutional lender that is not already involved in the property or transaction. Any adjustment should not be calculated on a mechanical dollar for dollar cost of the financing or concession but the dollar amount of any adjustment should approximate the market's reaction to the financing or concessions based on the appraiser's judgment.”

Per the appraisal report, the third party appraiser conducted a personal inspection of the property and the neighborhood.  Data was collected and compiled concerning sales, cost factors and rentals.  Sources used for data compilation included both public and private sources, such as tax records, deed records, data bases, realtors, lenders, appraisers and governmental authorities.  The appraiser stated that all of the data was market derived, and reflects the actions of buyers and sellers in the market place.

A market value appraisal for each individual unit was conducted in August 2009 by the same appraiser.  In these appraisals, factors such as the size of the condominium, number of bedrooms and bathrooms, location, and the condition of the condominium, as well as other market-based factors were considered.  The carrying value and appraised value of the individual units is based on an allocation of the August 2009 market value appraisal of the individual units in the table below:

Unit #	Carrying Value	Appraised Value	Appraised Value Less Carrying Value
312	$ 92,197	$ 97,253	$ 5,056
321	100,295	105,795	5,500
412	118,361	124,851	6,491
413	118,361	124,851	6,491
422	143,279	151,136	7,857
613	171,311	180,706	9,394
614	171,311	180,706	9,394
812	118,361	124,851	6,491
813	118,361	124,851	6,491
Totals	$ 1,151,836	$ 1,215,000	$ 63,164

Based on the above analysis, the appraised value for each unit is greater than its carrying value.

Note 9 – Intangible Assets

3. We note your response to comment 5 from our letter dated October 23, 2013.  Please tell us how you determined the fair values presented for NPI and provide us with your significant assumptions.

RESPONSE:

The Company believes that the fair values of the NPI’s financial instruments comprising cash, accounts receivable, accounts payable, and notes payable approximate their carrying amounts.  The Company believes that the fair value of NPI’s non-financial assets comprising inventory of finished goods, prepaid expenses, property and equipment, net of accumulated depreciation and amortization, goodwill, and patents, trademarks and tooling, net of accumulated amortization approximate their carrying amounts.  The Company believes this assumption is conservative as the Company has certain property and real estate on hand that likely has a fair value in excess of carrying value.  As an example, included in the carrying amount for property and equipment, net of accumulated depreciation and amortization is a 17-acre tract of vacant land with a carrying value of $1,062,642.  In February 2013, this property was appraised by a third party at a market value of $1,515,000.  This appraisal was performed by an appraiser certified by the State of Texas. Therefore, the Company believes that the fair value equals or exceeds the carrying value of the net assets of NPI at December 31, 2012.

4. In addition, it appears you have used the cost approach to value your reporting unit.  This approach is usually used when valuing a single asset, for example a real estate property.  Please tell us what consideration you gave to using an income approach to valuing the NPI reporting unit.  For reference see ASC 350-20-35-24.

RESPONSE:

The Company determined that the approach utilized was satisfactory for purposes of determining that goodwill is not impaired because the Company determined the fair value of the reporting unit was not less than the carrying value of the reporting unit.  As a result, from a cost benefit basis, the Company determined an income approach goodwill impairment test was unnecessary.   The Company is aware that the income approach is typically used for this test, and will consider the use of the income approach in the future if the fundamentals of the Company’s financials deteriorate to the degree that an income approach would be more prudent.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Exchange Act Filing. The SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices.

Yours truly,

/s/ Sherry L. McKinzey

Sherry L. McKinzey, Chief Financial Officer